Aflac Incorporated 1st Quarter 2009 Form 10-Q
EXHIBIT 12
Aflac Incorporated and Subsidiaries
Ratio of Earnings to Fixed Charges
Three Months Ended March 31,

(In thousands)	2009	2008

Fixed charges:
Interest expense*	$7,801	$7,386
Interest on investment-type contracts	8,461	5,122
Rental expense deemed interest	402	320

Total fixed charges	$16,664	$12,828

Earnings before income tax*	$871,163	$725,759
Add back:
Total fixed charges	16,664	12,828

Total earnings before income tax and fixed charges	$887,827	$738,587

Ratio of earnings to fixed charges	53.3x	57.6x

*	Excludes interest expense on income tax liabilities
EXH 12-1